May 7, 2007

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	AECOM Technology Corporation (the “Company”)
Registration Statement on Form S-1 (Reg. No. 333-141142)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 2:00 P.M., New York City time, on May 9, 2007, or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from April 23, 2007 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated April 23, 2007:

Institutions	1,092
Underwriters	21,176
Other	69
22,337

The Underwriters and dealers (the “Underwriters”) of the above issue were advised in underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.  The undersigned, as Representatives, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
MERRILL LYNCH & CO., INC.
UBS SECURITIES LLC
As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. INCORPORATED
(On behalf of the Representatives)

By:	/s/ Morgan Stanley & Co. Incorporated